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                                                                    EXHIBIT 12.1

                     HOST MARRIOTT L.P. AND SUBSIDIARIES(1)

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                      (in millions, except ratio amounts)

                                                  1998  1997  1996  1995  1994
                                                  ----  ----  ----  ----  ----
Income from operations before income taxes....... $174  $ 83  $ (8) $(75) $(16)
  Add (deduct):
  Fixed charges..................................  415   364   283   206   184
  Capitalized interest...........................   (4)   (1)   (3)   (5)  (10)
  Amortization of capitalized interest...........    6     5     7     6     8
  Net gains (losses) related to certain 50% or
   less owned affiliate..........................   (1)   (1)    1     2     5
  Minority interest in consolidated affiliates...   52    31     6     2     1
                                                  ----  ----  ----  ----  ----
  Adjusted earnings.............................. $642  $481  $286  $136  $172
                                                  ====  ====  ====  ====  ====
Fixed charges:
  Interest on indebtedness and amortization of
   deferred financing costs...................... $335  $288  $237  $178  $165
  Dividends on convertible preferred securities
   of subsidiary trust...........................   37    37     3   --    --
  Portion of rents representative of the interest
   factor........................................   43    39    33    17    11
  Debt service guarantee interest expense of
   unconsolidated affiliates.....................  --    --     10    11     8
                                                  ----  ----  ----  ----  ----
  Total fixed charges and preferred stock
   dividends..................................... $415  $364  $283  $206  $184
                                                  ====  ====  ====  ====  ====
Ratio of earnings to fixed charges and preferred
 stock dividends................................. 1.54  1.32  1.01   --    --
Deficiency of earnings to fixed charges and
 preferred stock dividends.......................  --    --    --     70    12

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(1) The financial information utillized for the computation of ratio of earnings to fixed charges and preferred stock dividends represents the financial information of Host Marriott Corporation, predecessor to Host Marriott, L.P.